Exhibit 99.2

Nonbinding Draft

June ~~12~~16, 2019

This draft agreement will not be presented to the parties for signature if it is not approved by majorities of 75% at bondholder meetings to be held by each of the outstanding series of bonds of B Communications Ltd. and Internet Gold - Golden Lines Ltd.

.למען הסר ספק, טיוטת הסכם זה לא תובא בפני הצדדים לחתימה אם היא לא תאושר ברוב של 75% באסיפות אג"ח של כל הסדרות של חברת בי קומיוניקיישנס בע"מ וחברת אינטרנט גולד - קווי זהב בע"מ

Share Purchase Agreement

by and among:

Internet Gold – Golden Lines Ltd.

as Seller

B Communications Ltd.

as Company

and

[Name of Purchaser A]

as Purchaser A

[Name of Purchaser B]

as Purchaser B

___________________________

Dated as of [●], 2019

___________________________

including matters relating to: (a) the solicitation of proposals from, and negotiating with, third parties, including the Purchasers, and (b) the drafting and negotiation of any of the provisions of any of the Transaction Documents.

“SCP Entity” means any of the investment funds or investment vehicles advised or managed (directly or indirectly) by Searchlight Capital Partners, L.P. or any of their respective portfolio companies (as such term is customarily used in the private equity industry).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder from time to time.

“Securities Laws” means the Israeli Securities Law, the Exchange Act and the Securities Act.

“Seller” means as defined in the Preamble.

“Seller Contribution Amount” means the Share Contribution Amount and the Debenture Contribution Amount.

“Seller Liability Cap” means an amount equal to NIS 22,500,000.

“Seller Purchase Price” means an amount of NIS 225,000,000 (two hundred twenty five million New Israeli Shekels).

“Seller Subscribed Debentures” means NIS 310,000,000 par value of Series C Debentures issued to the Seller by the Company by way of an expansion of the existing Series C Debentures, through a private placement.

“Seller Subscribed Shares” mean as defined in Section 2.4.

“Share Contribution Amount” means an defined in the recitals.

“Share Pledge” means as defined in Section 5.1(g).

“Series D Debentures” means a new series of Company debentures, in an aggregate amount of NIS 58,000,000 par value, to be issued by the Company at the Closing, having identical terms and conditions to those of the Company Series C Debenture, with the following exception: Within seven (7) days following the date on which 90% of the aggregate amount of dividends distributed by Bezeq to (and retained by) the Company following the Closing Date equals at least the principal amount of the Series D Debentures, the Company will issue an immediate report calling for a full prepayment of the Series D Debentures, which prepayment will be made in accordance with the terms of the applicable deed of trust.

“Shareholders Approval” means as defined in Section 5.9.

“SP1” means B Communications (SP1) Ltd., an Israeli limited company.

“SP1 Bezeq Shares” means as defined in Section 3.1(c)(ii).

“SP1 Securities” means as defined in Section 3.1(c)(ii).

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(f) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall be deemed to require the Purchasers to agree to any condition, or take any action, that constitutes a Burdensome Condition, and neither the Seller nor the BComm Companies shall, without the prior written consent of the Purchaser A, agree to any Burdensome Condition. For purposes of this Agreement, a “Burdensome Condition” means any conditions imposed by, commitment or undertaking made to, or any Order of, any Governmental Body in connection with or related to the Control Permit or the transactions contemplated by this Agreement, that (i) individually or in the aggregate, has, or would reasonably be expected to have, a material and adverse effect on either Purchaser, after giving effect to the transactions contemplated by this Agreement, (ii) would impose, grant or otherwise require that either Sponsor, with respect to the investment contemplated by this Agreement, exercises or possesses any rights or powers to direct or influence (or other means of control) that are, individually or in the aggregate, greater than, or otherwise disproportionate to, such Sponsor’s Pro Rata Share, or (iii) would bind or impose any obligation on any of the SCP Entities or the Local Sponsor and its Affiliates (other than the Purchasers) or their respective businesses (other than solely with respect to their operation and business in the State of Israel); provided that conditions that are expressly included in the Current Control Permit, the Communication Law and the Communication Order, in each case, as each of them is in effect as of the date of this Agreement (expressly disregarding any subsequent amendments, supplements, changes or other modifications, however effected or enacted), shall not be deemed Burdensome Conditions.

(g) Each Party shall take all reasonable and necessary actions and use its commercially reasonable efforts in good faith, to file, without any undue delay all notices, reports and other documents required to be filed by such Party with any Governmental Body in order to allow the pledge of the Bezeq Shares for the benefit of the Company’s bondholders pursuant and subject to Company Debt Modifications (the “Share Pledge”). Such efforts shall require the Purchasers to (i) file, following the date of this Agreement (without undue delays), a formal request with the Israeli Ministry of Communication to authorize the Share Pledge (and to timely respond to subsequent requests for information by the Israeli Ministry of Communication in connection therewith), and (ii) coordinate with the Company and representatives of its bondholders in respect of matters related to the Share Pledge. For the avoidance of doubt, nothing in this Section 5.1(g) shall in any way limit or restrict the rights of any Party pursuant to Section 8.1(d). For the avoidance of doubt, in any event, the Company Series C Debentures and the Series D Debentures shall include negative pledge covenants, in accordance with the terms thereof and the Company Debt Modifications.

5.2 Conduct of Business.

(a) From and after the date hereof and until the earlier of the Closing or the termination of this Agreement in accordance with Section 8.1 (the “Interim Period”), without limiting anything contained in Section 5.2(c), and unless otherwise agreed to in advance and in writing by Purchaser A (such agreement not to be unreasonably withheld) each of the Seller and the BComm Companies shall use (subject to applicable fiduciary duties under applicable Legal Requirements) its entire voting rights in the Company and Bezeq, respectively (in case such matters are brought to a shareholders’ vote) so that the BComm Companies and Bezeq and its subsidiaries shall, not take, do, effect or allow (or commit or agree to take, do, effect or allow) any of the Restricted Matters (except as set forth in Schedule 5.2(a) hereof).

(b) During the Interim Period, without limiting anything contained in Section 5.2(c), the Company shall, and the Company shall cause the other BComm Companies to:

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